Exhibit (a)(1)(iv)
Form of Letter from the Company to Stockholders
in Connection with the Company’s Acceptance of Shares
CARLYLE CREDIT SOLUTIONS, INC.
c/o STATE STREET BANK AND TRUST COMPANY
1 Heritage Drive, Mailstop OHD0100
North Quincy, MA 02171
November 1, 2022
[STOCKHOLDER NAME/ADDRESS]
Dear Stockholder:
This letter serves to inform you that Carlyle Credit Solutions, Inc. (the “Company”) has received and accepted for purchase in accordance with the terms of the Company’s tender offer that expired at 11:59 p.m., New York City Time, on October 27, 2022, your tender of shares of common stock, par value $0.01 per share (the “Shares”), of the Company.
Based on the final count by State Street Bank & Trust Company, the Company’s transfer agent (the “Transfer Agent”), 6,202,538.589 Shares were properly tendered and not properly withdrawn prior to the expiration date, which exceeded the maximum number of 2,108,344 Shares the Company offered to purchase pursuant to the tender offer.

Due to the oversubscription of the tender offer, based on the final count described above, the Company accepted for purchase on a pro rata basis approximately 33.992% of the Shares properly tendered and not properly withdrawn. As a result, the Company has purchased from you approximately 33.992% of the Shares you properly tendered and did not properly withdraw. The number of Shares that the Company has accepted for purchase in the tender offer represents approximately 3.484% of the total number of Shares outstanding as of September 30, 2022.

Shares not accepted for purchase will be returned or credited to your account, as applicable, by the Transfer Agent, on behalf of the Company.

In accordance with the terms of the tender offer, you have been issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which is being held on your behalf by the Transfer Agent that entitles you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered Shares as of September 30, 2022 less the 2% “early repurchase fee” for Shares issued on or after July 1, 2022.
If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (888) 207-9542.
Sincerely,
Carlyle Credit Solutions, Inc.